

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX



Our Ref: 22277-00002


RECEIVED
JAN 24 2006
PROCESSING
SECTION
209

January 23, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release and an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

[For immediate release]



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司


RECEIVED
JAN 24 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
209

COSL Announced Unaudited Operational Data for 2005

(22 January 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883) announced today its unaudited operational statistics for the year ended 31 December 2005.

The demand for drilling rigs in year 2005 remained strong. For the year ended 31 December 2005, COSL drilled a total of 246 wells, of which 190 were development wells and 56 were exploration wells. Total number of operating days during the year was 4,604 days, representing a year-on-year increase of 85 days or 1.9%. Operating days for jack-up rigs increased 251 days or 7.2% over the corresponding period last year. The increase was mainly attributable to the commencement of operation for the new jack-up rig, COSL931. In addition, maintenance days of semi-submersibles increased 110 days when compared with that in the previous year, which led to a decrease of 166 days, or 16.1% in the operating days for semi-submersibles. As such, the utilization rate (available day) of rigs decreased by 0.8% to 98.0%.

COSL operated for 8,483 days· team for its well workover business and achieved a significant growth of 16% during the year.

In October 2005, NH II and NH VI, both semi-submersibles, had secured two drilling contracts in Myanmar and Australia respectively. Among which, NH II will operate for 60 days with the total contract amount of approximately US$6 million, while NH VI will have a service term of one year with a total contract amount of approximately US$40 million.

During the year under review, operating datum of well services for which the Company provided logging, drilling fluids, directional drilling, cementing and well completion services were 698, 368, 210, 249 and 1,233 respectively, representing year-on-year increases of 19.3%, 26.0%, 9.9%, 5.5% and 16.7% respectively.

In December 2005, COSL secured a two-year geothermal well cementing services contract in the Philippines, with a total contract amount of approximately US$3.7 million and is expected to commence in March 2006.

Marine Support and transportation services business of COSL maintained a stable growth during the year. Marine support vessels operated for a total of 23,220 days, representing an increase of 1,414 days or 6.5% as compared with that in the previous year. The utilization rate (available day) of the fleet reached 98.7%, which was in line with that in the previous year.

Regarding the geophysical services, the Company's collection of 2D seismic data increased by 6.8% whereas the processing of 2D seismic data decreased by 20.1%. Meanwhile, the collection and processing of 3D seismic data increased by 20.1% and 25.1% respectively.

Commenting on the operating data for the year 2005, Mr. Yuan Guangyu, the CEO and President of COSL, said, "Being the leading integrated oilfield service provider in offshore China, based on the operating data for the year, we are confident that the Company will achieve remarkable annual results."

- Cont'd -

Operational Performance Overview:

Drilling Activities	As at 31 December 2005	As at 31 December 2004	Change (%)
Well Drilled (No. of wells)	**246**	**241**	**2.1%**
Exploration Wells	56	55	1.8%
Development Wells	190	186	2.2%
Operating Days (day)	**4,604**	**4,519**	**1.9%**
Jackup Rigs	3,739	3,488	7.2%
Semi-submersibles	865	1,031	-16.1%
Utilization Rate (available day)	**98.0%**	**98.8%**	**-0.8%**
Jack-up Rigs	98.9%	98.4%	0.5%
Semi-submersibles	94.2%	100.0%	-5.8%
Utilization Rate (calendar day)	**90.1%**	**94.2%**	**-4.1%**
Jackup Rigs	93.1%	94.3%	-1.2%
Semi-submersibles	79.0%	93.9%	-14.9%
Well workover (days • team)	**8,483**	**7,315**	**16.0%**

Well Services	As at 31 December 2005	As at 31 December 2004	Change (%)
Logging (no. of jobs)	698	585	19.3%
Drilling Fluids (no. of wells)	368	292	26.0%
Directional Drilling (no. of jobs)	210	191	9.9%
Cementing (no. of wells)	249	236	5.5%
Well Completion (no. of jobs)	1,233	1,057	16.7%

Marine Support and Transportation Services	As at 31 December 2005	As at 31 December 2004	Change (%)
Operating Days (day)	**23,220**	**21,806**	**6.5%**
Standby Vessels	13,193	11,400	15.7%
AHT Vessels	6,411	6,339	1.1%
PSV Vessels	2,217	2,471	-10.3%
Utility Vessels	1,399	1,595	-12.3%
Utilization Rate (available day)	**98.7%**	**98.8%**	**-0.1%**
Standby Vessels	99.3%	98.8%	0.5%
AHT Vessels	99.1%	99.6%	-0.5%
PSV Vessels	99.5%	99.9%	-0.4%
Utility Vessels	90.3%	93.7%	-3.4%
Utilization Rate (calendar day)	**93.6%**	**96.3%**	**-2.7%**
Standby Vessels	95.9%	96.2%	-0.3%
AHTS Vessels	92.4%	96.7%	-4.3%
[illegible]	[illegible]	[illegible]	[illegible]

Geophysical Services	As at 31 December 2005	As at 31 December 2004	Change (%)
2D Seismic Data			
Data Collection (km)	46,166	43,226	6.8%
Data Processing (km)	15,746	19,696	-20.1%
3D Seismic Data			
Data Collection (km^2)	3,693	3,076	20.1%
Data Processing (km^2)	2,843	2,273	25.1%

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling activities, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at 30 June 2005, COSL owned 14 drilling rigs, including 10 jack-ups and 3 semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 vessels and 5 oil tankers, 6 seismic vessels, and 4 geotech survey vessels. It also has large arrays of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business is conducted offshore China, with the remaining extending to other regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:

Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 2136 6068
Email: natalietam@iprasia.com.hk/antoniaau@iprasia.com.hk/ katietsui@iprasia.com.hk / sharissiu@iprasia.com.hk

File No.: 82-34696



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Announcement

COSL hereby announces selected unaudited key operational statistics of the Company for the twelve months ended 31 December 2005. The comparative statistics for the corresponding period of 2004 are also disclosed in this announcement.

China Oilfield Services Limited and its subsidiaries ("COSL" or the "Company") is pleased to announce selected unaudited key operational statistics for the 12 months ended 31 December 2005, together with the comparative statistics for the same period of 2004, as follows:

Drilling Activities	Twelve Months Ended 31 December 2005	Twelve Months Ended 31 December 2004	Change *(%)*
Wells Drilled (no. of wells)	**246**	**241**	**2.1%**
Exploration Wells	56	55	1.8%
Development Wells	190	186	2.2%
Operating Days (day)	**4,604**	**4,519**	**1.9%**
Jackup Rigs	3,739	3,488	7.2%
Semi-submersibles	865	1,031	-16.1%
Utilization Rate (available day)	**98.0%**	**98.8%**	**-0.8%**
Jackup Rigs	98.9%	98.4%	0.5%
Semi-submersibles	94.2%	100.0%	-5.8%
Utilization Rate (calendar day)	**90.1%**	**94.2%**	**-4.1%**
Jackup Rigs	93.1%	94.3%	-1.2%
Semi-submersibles	79.0%	93.9%	-14.9%
Well workover (days • team)	**8,483**	**7,315**	**16.0%**

Well Services	Twelve Months Ended 31 December 2005	Twelve Months Ended 31 December 2004	Change *(%)*
Logging (no. of jobs)	698	585	19.3%
Drilling Fluids (no. of wells)	368	292	26.0%
Directional Drilling (no. of jobs)	210	191	9.9%
Cementing (no. of wells)	249	236	5.5%
Well Completion (no. of jobs)	1,233	1,057	16.7%


PROCESSING
RECEIVED
JAN 24 2006
SECTION

Mârine Support and Transportation Services	Twelve Months Ended 31 December 2005	Twelve Months Ended 31 December 2004	Change *(%)*
Operating Days (day)	**23,220**	**21,806**	**6.5%**
Standby Vessels	13,193	11,400	15.7%
AHTS Vessels	6,411	6,339	1.1%
PSV Vessels	2,217	2,471	-10.3%
Utility Vessels	1,399	1,595	-12.3%
Vessel Utilization Rate (available day)	**98.7%**	**98.8%**	**-0.1%**
Standby Vessels	99.3%	98.8%	0.5%
AHTS Vessels	99.1%	99.6%	-0.5%
PSV Vessels	99.5%	99.9%	-0.4%
Utility Vessels	90.3%	93.7%	-3.4%
Utilization Rate (calendar day)	**93.6%**	**96.3%**	**-2.7%**
Standby Vessels	95.9%	96.2%	-0.3%
AHTS Vessels	92.4%	96.7%	-4.3%
PSV Vessels	96.8%	96.5%	0.3%
Utility Vessels	76.6%	93.7%	-17.10%

Geophysical Services	Twelve Months Ended 31 December 2005	Twelve Months Ended 31 December 2004	Change *(%)*
2D Seismic Data			
Data Collection (km)	46,166	43,226	6.8%
Data Processing (km)	15,746	19,696	-20.1%
3D Seismic Data			
Data Collection (km^2)	3,693	3,076	20.1%
Data Processing (km^2)	2,843	2,273	25.1%

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 23 January 2006

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.